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                                                                    EXHIBIT 99.2


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Our board of directors appointed PricewaterhouseCoopers LLP as our independent accountants on October 8, 1999 to replace KPMG LLP. We dismissed KPMG on September 22, 1999 as a result of a disagreement in accounting principle. The dismissal of KPMG was recommended and approved by our audit committee and approved by our board of directors,

     KPMG did not issue a report on our financial statements for any period as a result of the disagreement in accounting principle. The disagreement arose regarding the classification in our statement of operations of certain amounts paid to Baker & Taylor. Under an operating agreement with Baker & Taylor, which is a related party, we purchase books, pay to Baker & Taylor shipping and handling costs representing incremental charges for drop shipping services and receive from Baker & Taylor certain fulfillment services. We had proposed to classify, based on discussions with Baker & Taylor and industry practice, the value of such fulfillment services as marketing and sales expenses in our statement of operations in recognition of the value of those services provided by Baker & Taylor. We believe that the full value of such services is not separately invoiced to us by Baker & Taylor but is included in part by Baker & Taylor in the cost of books purchased by us. KPMG disagreed with our proposed approach. KPMG believes that the invoiced amount for books purchased from Baker & Taylor should be included in the cost of products. KPMG has informed us that they believe, based on their discussions with Baker & Taylor, that the pricing of books sold to us, based on an agreed upon discount from list price, is consistent with Baker & Taylor's pricing for other similar customers. KPMG has also informed us that a prospective change to the distribution agreement between us and Baker & Taylor to recharacterize the elements of the cost of purchased books that did not change the substance of the agreement with Baker & Taylor should not be a basis for reclassification of costs in our statement of operations. We disagree with the use of the word "recharacterize" as the marketing and sales expenses were not "recharacterized." Marketing and sales services were identified as services to be performed by Baker & Taylor in the agreements. The disagreement was discussed with the audit committee and with the full board of directors.

     The matter related to the disagreement affects the measurement of our gross profit. Under our proposal, we would have reported higher gross profit and higher marketing and sales expenses. Under the approach required by KPMG, we would have reported lower gross profit and lower marketing and sales expenses. The disagreement did not affect net sales, loss from operations, net loss, net loss available to common stockholders or related per share amounts or any line item in our balance sheets, statements of stockholders' equity or cash flows or related notes to the consolidated financial statements.

     We have subsequently accepted the position of KPMG with respect to the inclusion of the value of fulfillment costs as a component of cost of products for the year ended December 31, 1998 and the nine month periods ended September 30, 1998 and 1999. In addition, subsequent to September 22, 1999 we decided to present in our statement of operations cost of products, shipping expenses and marketing and sales expenses as separate components of operating expenses and to omit the disclosure of gross margin.

     As discussed further in "Related Party Transactions -- Transactions with Baker & Taylor," effective October 1, 1999 we have amended the documents governing our relationship with Baker & Taylor. The amendment provides for assignment of separate values to the separate services provided by Baker &
Taylor: supply of books, shipping services and other services, including Web site content, customer database management and placement of promotional literature in packages to be sent to customers. Such assignment is based on the relative fair value of each element as determined by Baker & Taylor. Effective with the amendment of our agreement with Baker & Taylor on October 1, 1999, we will include in "cost of products -- related party" in our statement of operations the cost of purchased books from Baker & Taylor, we will include in "shipping -- related party" the cost of shipping charges from Baker & Taylor and we will include in "marketing and sales -- related party" the cost of other services charged from Baker & Taylor.

     Prior to our appointment and engagement of PricewaterhouseCoopers, we had not consulted with PricewaterhouseCoopers regarding the type of audit opinion that might be rendered on our financial statements. We discussed with PricewaterhouseCoopers all transactions reflected in our financial statements that we deemed significant, including the disagreement which led to the dismissal of KPMG. We described the relationship of Baker & Taylor, the terms of the original operating agreement and the terms of the amended operating agreement with PricewaterhouseCoopers including specifically the assignment of separate values for the separate services provided by Baker & Taylor to supply Web site content, customer database management and placement of promotional literature in packages sent to customers, those values being based upon the relative fair value of each element as determined by Baker & Taylor. PricewaterhouseCoopers did not take exception to our position to include those costs in "marketing and sales -- related party" in the statement of operations for the period after October 1, 1999, subject to its being able to obtain sufficient and objective evidence of the allocation of Baker & Taylor's billing to the various products and services they provided. PricewaterhouseCoopers also did not take exception to the historical treatment of those costs as a part of the "cost of product -- related party" up to the date of the amended agreements with Baker & Taylor.

     We authorized KPMG to respond fully to the inquiries of PricewaterhouseCoopers concerning the subject matter of the disagreement.